Filed by Walgreens Boots Alliance, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6
under the Securities Exchange Act of 1934
Date: December 11, 2014
Subject Company: Walgreen Co.
Commission File No.: 001-00604
Commission File No. for Registration Statement
on Form S-4: 333-198768

December 11, 2014

Dear Walgreens Shareholder:

On November 24, 2014, we mailed to you a definitive proxy statement/prospectus (the “Proxy Statement”) for the Special Meeting of Shareholders of Walgreen Co. (“Walgreens” or the “Company”), to be held on December 29, 2014 relating to, among other things, the reorganization of Walgreens into a holding company structure and the issuance of shares of common stock in connection with the acquisition of the remaining 55% of Alliance Boots GmbH that Walgreens does not currently own.

The following information supplements the Proxy Statement and should be read in conjunction with the Proxy Statement, which should be read in its entirety. Terms used below have the meanings set forth in the Proxy Statement, unless otherwise defined below.

Retirement of Gregory D. Wasson

On December 10, 2014, Walgreens announced that Mr. Gregory D. Wasson informed the Board of Walgreens that he will retire as President and Chief Executive Officer, and as a member of the Board of Walgreens (or, assuming the completion of the Reorganization, the Board of Walgreens Boots Alliance, as applicable), effective shortly after the completion of the Step 2 Acquisition (such effective time, the “Transition Time”).

On December 10, 2014, the Board met and formally accepted Mr. Wasson’s retirement as of the Transition Time. The Board also appointed (a) James A. Skinner, the current Chairman of the Board of Walgreens, to serve as Executive Chairman of the Board (or, assuming the completion of the Reorganization, the Board of Walgreens Boots Alliance, as applicable), effective at the Transition Time and (b) Stefano Pessina, the current Executive Chairman of Alliance Boots and a member of the Board, to serve as Acting Chief Executive Officer of Walgreens (or, assuming the completion of the Reorganization, of Walgreens Boots Alliance, as applicable) reporting to Mr. Skinner as Executive Chairman, effective at the Transition Time, pending the completion of the Board’s search for a successor to Mr. Wasson as Chief Executive Officer. In addition, effective at the Transition Time, the Board appointed William C. Foote as lead independent director of the Board of Walgreens (or, assuming the completion of the Reorganization, the Board of Walgreens Boots Alliance, as applicable).

The Board has formed a Search Committee with Steven A. Davis, member of the Board and Chair of the Nominating & Governance Committee, as Chair to identify a permanent Chief Executive Officer. The remaining members of the Committee will be determined shortly after which the Committee will retain an executive recruiting firm to assist in the search.

Mr. Pessina, age 73, has extensive leadership experience and knowledge of Walgreens and Alliance Boots. Mr. Pessina has been a director of Walgreens since 2012 and has served as Executive Chairman of Alliance Boots since July 2007, having previously served as its Executive Deputy Chairman. Mr. Pessina previously served as Alliance Boots’ Executive Deputy Chairman. Prior to the merger of Alliance UniChem and Boots plc, Mr. Pessina was Executive Deputy Chairman of Alliance UniChem, previously having been its Chief Executive for three years through December 2004. Mr. Pessina was appointed to the Alliance UniChem Board in 1997 when UniChem merged with Alliance Santé, the Franco-Italian pharmaceutical wholesale group which he established in Italy in 1977. Mr. Pessina also serves on the Board of Directors of Galenica AG, a publicly-traded Swiss healthcare group, and a number of private companies.

Mr. Pessina or certain of his affiliates are parties to certain transactions with Walgreens which are described in Item 13 of Walgreens’ Annual Report on Form 10-K for the year ended August 31, 2014, as amended, which is incorporated by reference in the Proxy Statement.

Each reference in the Proxy Statement to the directors and executive officers of Walgreens Boots Alliance (or Walgreens, as applicable) upon completion of the Transactions (or the Step 2 Acquisition, as applicable) is deemed expressly modified and superseded to the extent inconsistent with the foregoing by the disclosures set forth in this supplement to the Proxy Statement.

Shareholders with questions about the above information or the Proxy Statement may call our proxy solicitor, Innisfree M&A Incorporated, toll-free at 1-877-456-3463.

Very truly yours,

JAMES A. SKINNER
Chairman of the Board

REMEMBER, THE IMPORTANT SPECIAL MEETING OF SHAREHOLDERS

OF WALGREENS IS SCHEDULED TO BE HELD ON DECEMBER 29, 2014

Your Board of Directors recommends that you vote “FOR”

all items on the agenda.

Since approval of Proposal 1 (the Reorganization Proposal) requires the affirmative vote of the majority of outstanding Walgreens shares entitled to vote at the Special Meeting, failure to vote has the same effect as a vote “AGAINST” this proposal. Therefore, your vote is important, no matter how many or how few shares you may own. If you have not already done so, please vote TODAY by telephone, via the Internet, or by signing, dating and returning the enclosed proxy card.

Remember, you can vote your shares by telephone, or via the Internet.

Please follow the easy instructions on the enclosed proxy card.

If you have any questions, or need assistance in voting

your shares, please call our proxy solicitor,

INNISFREE M&A INCORPORATED

TOLL-FREE, at 1-877-456-3463.

Forward-Looking Statements

Cautionary Note Regarding Forward-Looking Statements: Statements in this document that are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Words such as “expect,” “likely,” “outlook,” “forecast,” “would,” “could,” “should,” “can,” “will,” “project,” “intend,” “plan,” “goal,” “target,” “continue,” “sustain,” “synergy,” “on track,” “believe,” “seek,” “estimate,” “anticipate,” “may,” “possible,” “assume,” and variations of such words and similar expressions are intended to identify such forward-looking statements. These forward-looking statements are not guarantees of future performance and involve risks, assumptions and uncertainties, including, but not limited to, those described in Item 1A (Risk Factors) of our most recent Annual Report on Form 10-K, as amended, which is incorporated herein by reference, and in other documents that we file or furnish with the Securities and Exchange Commission (“SEC”). Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date they are made. Except to the extent required by law, Walgreens does not undertake, and expressly disclaims, any duty or obligation to update publicly any forward-looking statement after the date of this document, whether as a result of new information, future events, changes in assumptions or otherwise.

Important Information for Investors and Shareholders

In connection with the proposed transactions between Walgreens and Alliance Boots GmbH, Walgreens Boots Alliance, Inc. (“WBA”) has filed with the SEC a registration statement on Form S-4 and two amendments thereto, as well as a definitive prospectus of WBA and a definitive proxy statement of Walgreens in connection with the proposed transactions. The registration statement, as amended, was declared effective by the SEC on November 24, 2014, and the definitive proxy statement/prospectus was mailed to Walgreens’ shareholders on or about November 24, 2014. INVESTORS AND SECURITY HOLDERS OF WALGREENS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE TRANSACTIONS THAT HAVE BEEN OR WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS. Investors and security holders will be able to obtain free copies of the registration statement and the definitive proxy statement/prospectus and other documents filed with the SEC by Walgreens or WBA through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Walgreens or WBA will be available free of charge on Walgreens’ internet website at www.walgreens.com under the heading “Investor Relations” and then under the heading “SEC Filings” or by contacting Walgreens’ Investor Relations Department at (847) 315-2361.

Participants in the Solicitation

Walgreens, Alliance Boots GmbH, WBA and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from the holders of Walgreens common stock in respect of the proposed transactions. You can find information about Walgreens’ directors and executive officers in Walgreens’ Annual Report on Form 10-K for the year ended August 31, 2014, as amended. Additional information regarding the persons who are, under the rules of the SEC, participants in the solicitation of proxies in favor of the proposed transactions is set forth in the definitive proxy statement/prospectus. You can obtain free copies of these documents, which are filed with the SEC, from Walgreens using the contact information above.